Regal Beloit Corporation

200 State Street

Beloit, Wisconsin 53511

July 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Regal Beloit Corporation
Registration Statement on Form S-4
File No. 333-255982

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Regal Beloit Corporation (“Regal”) hereby requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of Regal’s registration statement on Form S-4 (File No. 333-255982), as amended (the “Registration Statement”), and that it become effective as of 10:00 a.m., Washington, D.C. time, on July 20, 2021, or as soon as practicable thereafter.

Sincerely,

Regal Beloit Corporation

By:	/s/ Thomas E. Valentyn
Thomas E. Valentyn
Vice President, General Counsel and Secretary
Regal Beloit Corporation

cc:	Scott R. Williams, Sidley Austin LLP
Christopher R. Hale, Sidley Austin LLP